UNITED STATES
                       SECURITES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  FORM U-9C-3




                      QUARTERLY REPORT PURSUANT TO RULE 58



                    For the quarter ended December 31, 2004








                             ALLEGHENY ENERGY, INC.
                             ----------------------
                      (Name of registered holding company)




                   800 Cabin Hill Drive, Greensburg, PA 15601
                   ------------------------------------------
                    (Address of principal executive offices)





Inquiries concerning this Form U-9C-3 should be directed to:
                                                         Thomas R. Gardner
                                                         Allegheny Energy, Inc.
                                                         800 Cabin Hill Drive
                                                         Greensburg PA 15601

ITEM 1 - ORGANIZATION CHART


Name                                             Energy or                             State             Percentage
of Reporting                                     Gas-related      Date of              Of                of Voting
Company                                          Company          Organization         Organization      Securities Held
-------------------------------------------------------------------------------------------------------------------------
ALLEGHENY ENERGY, INC.                    (1)

Allegheny Ventures, Inc.                  (2)

    Allegheny Energy Solutions, Inc.      (3)    Energy           July 23, 1997        Delaware          100%

ALLEGHENY ENERGY SUPPLY
  COMPANY, LLC                            (4)

    Buchanan Energy Company of
      Virginia, LLC                       (5)    Energy           March 14, 2002       Virginia          100%

    Allegheny Energy Supply
      Development Services, LLC           (6)    Energy           October 11, 2001     Delaware          100%



Nature of Business:
----------------------------------------------

(1) Allegheny Energy, Inc. holds directly all of the outstanding securities in Allegheny Ventures, Inc. and holds directly approximately 98.60% of the outstanding voting securities in Allegheny Energy Supply Company, LLC.

(2) Allegheny Ventures, Inc. holds directly all of the outstanding securities in Allegheny Energy Solutions, Inc.

(3) Allegheny Energy Solutions, Inc. currently develops competitive generation solutions (i.e. distributed generation, cogeneration, prime power, green power, and uninterrupted power source (UPS)) for customers through products such as reciprocating generators, microturbines, steam turbines, combustion turbines, fuel cells, wind turbines and solar cells.

(4) Allegheny Energy Supply Company, LLC holds 100% ownership in Buchanan Energy Company of Virginia, LLC and Allegheny Energy Supply Development Services, LLC.

(5) Buchanan Energy Company of Virginia, LLC is a 50% owner of Buchanan Generation, LLC. The generating facility is a merchant power plant from which the capacity, energy and ancillary services are sold to wholesale markets.

(6) Allegheny Energy Supply Development Services, LLC was formed to develop electric generation facilities. No facilities are currently in development.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company                                  Company               Amount
Contributing                             Receiving             of Capital
Capital                                  Capital               Contribution
-----------------------------------------------------------------------------

None


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting               Associate
Company                 Company              Types of           Direct       Indirect     Cost          Total
Rendering               Receiving            Services           Costs        Costs        of            Amount
Services                Services             Rendered           Charged      Charged      Capital       Billed
--------------------------------------------------------------------------------------------------------------------


No services have been provided by the reporting companies to an associate company to date.



Part II - Transactions performed by associate companies on behalf of reporting companies

Associate               Reporting
Company                 Company              Types of              Direct       Indirect     Cost         Total
Rendering               Receiving            Services              Costs        Costs        Of           Amount
Services                Services             Rendered              Charged      Charged      Capital      Billed
-------------------------------------------------------------------------------------------------------------------
(In thousands)
Allegheny Energy        Allegheny Energy     Technical                  $20         $189       $--         $209
Service Corporation     Solutions, Inc.      support; planning
                                             and implementation
                                             of financial programs;
                                             counsel on corporate,
                                             legal and regulatory
                                             matters; general and
                                             administrative
                                             services.

Allegheny Energy        Allegheny Ventures,  Technical                 $593         $372            $--        $965
Service Corporation     Inc.                 support; planning
                                             and implementation
                                             of financial
                                             programs; counsel on
                                             corporate, legal and
                                             regulatory matters;
                                             general and
                                             administrative
                                             services.



Allegheny Energy        Allegheny Energy     Technical               $5,095      $27,911            $--     $33,006
Service Corporation     Supply Company, LLC  support; planning
                                             and implementation
                                             of financial
                                             programs; counsel
                                             on corporate,
                                             legal and regulatory
                                             matters; general and
                                             administrative
                                             services.




ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

(In thousands)
-------------------------------------------------------------

Investments in energy-related companies:
-------------------------------------------------------------


Total consolidated capitalization as of December 31, 2004                $6,440,454                       line 1

Total capitalization multiplied by 15%
(line 1 multiplied by 0.15)                                                $966,068                       line 2

Greater of $50.0 million or line 2                                                           $966,068     line 3

Total current aggregate investment:
(categorized by major line of energy-related business)

    ALLEGHENY VENTURES, INC.: (including Allegheny Energy                   $12,532
      Solutions, Inc.)
    ALLEGHENY ENERGY SUPPLY COMPANY, LLC: (including,
      Buchanan Energy Company of Virginia, LLC and Allegheny
Energy Supply Development Services, LLC)                                    $30,409
                                                                   -----------------

          Total current aggregate investment                                                  $42,941     line 4
                                                                                     -----------------

Difference between the greater of $50.0 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system (line 3 less line 4)                                       $923,127     line 5
                                                                                     =================


Investments in gas-related companies:
--------------------------------------

None.


ITEM 5 - OTHER INVESTMENTS

      Major Line                 Other                  Other
  of Energy-Related       Investment in Last     Investment in This   Reason for Difference in
       Business              U-9C-3 Report          U-9C-3 Report         Other Investment
--------------------- ------------------------- -------------------- -------------------------

None



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

(A) Current Period Financial Statements:

  Allegheny Energy Solutions, Inc. Statements of Operations for the Three and
    Twelve Months Ended December 31, 2004

  Allegheny Energy Solutions, Inc. Balance Sheet at December 31, 2004

  Allegheny Ventures, Inc. Consolidated Statements of Operations for the Three and Twelve Months Ended December 31, 2004

  Allegheny Ventures, Inc. Consolidated Balance Sheet at December 31, 2004

  Buchanan Energy of Virginia, LLC Statements of Operations for the Three and
    Twelve Months Ended December 31, 2004

  Buchanan Energy of Virginia, LLC Balance Sheet at December 31, 2004

  Allegheny Energy Supply Development Services, LLC Statements of Operations for the Three and Twelve Months Ended December 31, 2004

  Allegheny Energy Supply Development Services, LLC Balance Sheet at December
    31, 2004

  Allegheny Energy Supply Company, LLC Consolidated Statements of Operations for the Three and Twelve Months Ended December 31, 2004

  Allegheny Energy Supply Company, LLC Consolidated Balance Sheet at December
    31, 2004

                        ALLEGHENY ENERGY SOLUTIONS, INC

                            STATEMENTS OF OPERATIONS
                                 (in thousands)
                                  (unaudited)


                                        Three months ended   Twelve months ended
                                         December 31, 2004   December 31, 2004
                                       ----------------------------------------

  Operating revenues                              $4,654            $25,010

  Operating expenses:
      Operations and maintenance                   2,943             26,633
      Depreciation and amortization                   43                172
      Taxes other than income taxes                   23                 93
                                       ----------------------------------------

        Total operating expenses                   3,009             26,898
                                       ----------------------------------------


  Operating income (loss)                          1,645             (1,888)

  Other income, net                                   18                501
                                       ----------------------------------------

  Income (loss) before income taxes                1,663             (1,387)
  Income tax (expense) benefit                    (1,030)               375
                                       ----------------------------------------
  Net income (loss)                                 $633            $(1,012)
                                       ========================================

                        ALLEGHENY ENERGY SOLUTIONS, INC

                                 BALANCE SHEET
                                 (in thousands)
                                  (unaudited)



                                                            December 31, 2004
                                                          --------------------
       ASSETS
       Current assets:
           Cash and cash equivalents                                     $655
           Accounts receivable:
             Accounts receivable from affiliates, net                  12,123
             Other                                                      1,456
             Allowance for uncollectible accounts                         (2)
           Deferred income taxes                                          676
           Taxes receivable                                             1,078
                                                          --------------------
             Total current assets                                      15,986
                                                          --------------------

       Property, plant and equipment:
           In service, at original cost                                   860
           Accumulated depreciation                                     (344)
                                                          --------------------
             Total property, plant and equipment                          516
                                                          --------------------
       Other assets                                                        28
                                                          --------------------
       Deferred income taxes                                            2,101
                                                          --------------------
       Total assets                                                   $18,631
                                                          ====================

       LIABILITIES AND STOCKHOLDER'S EQUITY
       Current liabilities:
           Accounts payable                                                 216
           Other                                                          2,097
                                                         -----------------------
             Total current liabilities                                    2,313
                                                         -----------------------
       Other liabilities                                                      5
                                                         ----------------------
       Stockholder's equity                                              16,313
                                                         -----------------------
       Total liabilities and stockholder's equity                       $18,631
                                                         =======================

                            ALLEGHENY VENTURES, INC

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in thousands)
                                  (unaudited)


                                      Three months ended     Twelve months ended
                                      December 31, 2004       December 31, 2004
                                      ------------------------------------------

  Operating revenues                           $8,144                $40,016

  Operating expenses:
      Operations and maintenance                6,656                 46,377
      Depreciation and amortization               621                  2,711
      Taxes other than income taxes                71                    731
                                      ------------------------------------------

        Total operating expenses                7,348                 49,819
                                      ------------------------------------------

  Operating income (loss)                         796                 (9,803)

  Other income, net                             1,812                    354

  Interest expense                                  1                      2
                                      ------------------------------------------

  Income (loss) before income taxes             2,607                 (9,451)

  Income tax (expense) benefit                 (1,195)                 3,846
                                      ------------------------------------------

  Net income (loss)                            $1,412                $(5,605)
                                      ==========================================

                            ALLEGHENY VENTURES, INC

                           CONSOLIDATED BALANCE SHEET
                                 (in thousands)
                                  (unaudited)

                                                         December 31, 2004
                                                       ----------------------
ASSETS
Current assets:
    Cash and cash equivalents                                         $7,562
    Accounts receivable:
      Customer                                                         2,147
      Other                                                            2,132
      Allowance for uncollectible accounts                             (386)
    Materials and supplies                                             2,987
    Deferred income taxes                                              2,209
    Prepaid taxes                                                        156
    Taxes receivable                                                   4,428
    Other                                                                 17
                                                       ----------------------
      Total current assets                                            21,252
                                                       ----------------------

Property, plant and equipment:
    In service, at original cost                                      43,068
    Accumulated depreciation                                         (8,698)
                                                       ----------------------
      Subtotal                                                        34,370
    Construction work in progress                                      1,058
                                                       ----------------------
      Total property, plant and equipment                             35,428
                                                       ----------------------

Investments and other assets:
    Unregulated investments                                            3,589
    Other                                                                370
                                                       ----------------------
      Total investments and other assets                               3,959
                                                       ----------------------

Deferred charges:
    Deferred income taxes                                             20,430
    Other                                                                 58
                                                       ----------------------
      Total deferred charges                                          20,488
                                                       ----------------------

Total assets                                                         $81,127
                                                       ======================

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
    Accounts payable                                                  $2,273
    Accounts payable to affiliates, net                                1,107
    Other                                                              2,564
                                                       ----------------------
      Total current liabilities                                        5,944
                                                       ----------------------

Other liabilities                                                      1,294
                                                       ----------------------

Stockholder's equity                                                  73,889
                                                       ----------------------

Total liabilities and stockholder's equity                           $81,127
                                                       ======================

                    BUCHANAN ENERGY COMPANY OF VIRGINIA, LLC

                            STATEMENTS OF OPERATIONS
                                 (in thousands)
                                  (unaudited)



                                   Three months ended       Twelve months ended
                                   December 31, 2004        December 31, 2004
                                  ---------------------------------------------

 Operating revenues                           $--                         $--

 Operating expenses                            --                          --
                                  ---------------------------------------------

 Operating income (loss)                       --                          --

 Other expenses, net                         (116)                       (986)
                                  ---------------------------------------------

 Loss before income taxes                    (116)                       (986)
 Income tax benefit                            45                         279
                                  ---------------------------------------------

 Net loss                                    $(71)                      $(707)
                                  =============================================

                    BUCHANAN ENERGY COMPANY OF VIRGINIA, LLC

                                 BALANCE SHEET
                                 (in thousands)
                                  (unaudited)


                                                           December 31, 2004
                                                       -----------------------
 ASSETS
 Cash                                                                    $284

 Taxes receivable                                                         864

 Unregulated investments                                               26,052
                                                       -----------------------

 Total assets                                                         $27,200
                                                       =======================

 LIABILITIES AND MEMBER'S EQUITY
 Taxes payable                                                         $1,691

 Member's equity                                                       25,509
                                                       -----------------------

 Total liabilities and member's equity                                $27,200
                                                       =======================

               ALLEGHENY ENERGY SUPPLY DEVELOPMENT SERVICES, LLC

                            STATEMENTS OF OPERATIONS
                                 (in thousands)
                                  (unaudited)


                                    Three months ended      Twelve months ended
                                     December 31, 2004      December 31, 2004
                                    -------------------------------------------

Operating revenues                              $--                    $--

Operating expenses                               --                   (106)
                                    -------------------------------------------

Operating income                                 --                    106

Other income, net                                --                    113
                                    -------------------------------------------

Income before income taxes                       --                    219

Income tax expense                              108                    279
                                    -------------------------------------------

Net loss                                      $(108)                  $(60)
                                    ===========================================

               ALLEGHENY ENERGY SUPPLY DEVELOPMENT SERVICES, LLC

                                 BALANCE SHEET
                                 (in thousands)
                                  (unaudited)

                                                            December 31, 2004
                                                            ------------------
ASSETS
Current assets:
    Cash and cash equivalents                                             $65
    Taxes receivable                                                      662
                                                            ------------------
      Total current assets                                                727
                                                            ------------------

Deferred income taxes                                                   4,914
                                                            ------------------

Total assets                                                           $5,641
                                                            ==================

LIABILITIES AND MEMBER'S EQUITY
Current liabilities:
    Accounts payable to affiliates, net                                  $741

Member's equity                                                         4,900
                                                            ------------------

Total liabilities and member's equity                                  $5,641
                                                            ==================



             ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in thousands)
                                  (unaudited)

                                                          Three months ended    Twelve months ended
                                                          December 31, 2004     December 31, 2004
                                                          ------------------------------------------


Operating revenues                                                   $308,874          $1,270,326

Operating expenses:
    Fuel consumed in electric generation                              115,345             484,966
    Purchased power and transmission                                   26,626             101,613
    Gain on sale of OVEC power agreement                             (88,586)            (88,586)
    Operations and maintenance                                         74,946             316,227
    Depreciation and amortization                                      29,503             111,914
    Taxes other than income taxes                                      13,267              48,441
                                                          ------------------------------------------

      Total operating expenses                                        171,101             974,575
                                                          ------------------------------------------

Operating income                                                      137,773             295,751

Other income, net                                                         158               1,331

Interest expense                                                       54,873             221,828
                                                          ------------------------------------------

Income from continuing operations before
  income taxes and minority interest                                   83,058              75,254

Income tax expense                                                     30,995              16,102

Minority interest in net income of subsidiaries                         1,804               6,292
                                                          ------------------------------------------

Income from continuing operations                                      50,259              52,860

Loss from discontinued operations, net of tax                        (10,313)           (426,494)
                                                          ------------------------------------------

Net Income (loss)                                                     $39,946          $(373,634)
                                                          ==========================================

             ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                 (in thousands)
                                  (unaudited)


                                                           December 31, 2004
                                                          -------------------

ASSETS
Current assets:
    Cash and cash equivalents                                        $89,885
    Accounts receivable:
      Wholesale and other                                             16,791
      Allowance for uncollectible accounts                           (2,511)
    Materials and supplies                                            47,603
    Fuel                                                              45,873
    Deferred income taxes                                             27,017
    Prepaid taxes                                                     16,406
    Assets held for sale                                               2,237
    Commodity contracts                                               13,523
    Collateral deposits                                               98,427
    Restricted funds                                                 202,235
    Other                                                              6,024
                                                          -------------------
      Total current assets                                           563,510
                                                          -------------------

Property, plant and equipment:
    Generation                                                     4,715,080
    Transmission                                                      77,777
    Other                                                             19,426
    Accumulated depreciation                                     (2,230,224)
                                                          -------------------
      Subtotal                                                     2,582,059
    Construction work in progress                                     48,941
                                                          -------------------
      Total property, plant and equipment                          2,631,000
                                                          -------------------

Investments and other assets:
    Assets held for sale                                             153,299
    Goodwill                                                         367,287
    Investments in unconsolidated affiliate                           26,052
    Other                                                             18,855
                                                          -------------------
      Total investments and other assets                             565,493
                                                          -------------------

Deferred charges:
    Commodity contracts                                                3,667
    Deferred income taxes                                             37,626
    Other                                                             29,192
                                                          -------------------
      Total deferred charges                                          70,485
                                                          -------------------

Total assets                                                      $3,830,488
                                                          ===================

                                                           December 31, 2004
                                                         --------------------

 LIABILITIES AND MEMBERS' EQUITY
 Current liabilities:
     Long-term debt due within one year                               $9,785
     Accounts payable                                                105,554
     Accounts payable to affiliates, net                               3,029
     Accrued taxes                                                    23,871
     Commodity contracts                                              40,835
     Accrued interest                                                 37,422
     Other                                                            12,890
                                                         --------------------
       Total current liabilities                                     233,386
                                                         --------------------

 Long-term debt                                                    2,778,302

 Deferred credits and other liabilities:
     Commodity contracts                                              56,501
     Investment tax credit                                            56,997
     Other                                                           120,992
                                                         --------------------
       Total deferred credits and other liabilities                  234,490
                                                         --------------------

 Minority interest                                                    46,055

 Members' equity                                                     538,255
                                                         --------------------

 Total liabilities and members' equity                            $3,830,488
                                                         ====================

                                   Signature


     Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             ALLEGHENY ENERGY, INC.



                                             By: /s/ Thomas R. Gardner
                                                 -----------------------------
                                                 Thomas R. Gardner
                                                 Vice President, Controller &
                                                 Chief Accounting Officer

March 31, 2005